650 Page Mill Road Palo Alto, CA 94304 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

September 21, 2007

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Peggy Fisher
Alan Morris
Kevin Kuhar
Jay Webb

Re:	ICx Technologies, Inc.
Form S-1 filed August 3, 2007
File No. 333-145135

Dear Ms. Fisher:

On behalf of ICx Techologies, Inc. (“ICx” or the “Company”) and in response to the comments of the Staff of the Securities and Exchange Commission set forth in the letter from the Staff dated August 31, 2007 in connection with the above-referenced registration statement (the “Registration Statement”), we file herewith via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which is marked to show changes from the Registration Statement as filed with the Commission on August 3, 2007. In addition, we are providing via Express Delivery five paper copies of Amendment No. 1, which are marked to show changes from the Registration Statement.

Please note that on its current schedule, ICx anticipates printing preliminary prospectuses approximately during the week of October 22, 2007.

For ease of reference by the Staff in reviewing ICx’s responses to each of the Staff’s comments, each comment is referred to separately by the number set forth in the letter from the Staff dated August 31, 2007.

Securities and Exchange Commission

September 21, 2007

General

1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range. We may have farther comments when you include pricing information and related disclosure.

RESPONSE: The Company confirms that the preliminary prospectus to be circulated by the Company will include all relevant non-Rule 430A information, including the price range and related information based on a bona fide estimate of the public offering price within that range.

Prospectus Summary, page 1

2.	Please furnish marked copies of all market studies and other third-party information, including statistics and market information disclosed in Industry Overview at pages 2 and 66. Please provide a supplemental cross-reference to the related information within the prospectus disclosure.

RESPONSE: Copies of the relevant portions of the requested publications are attached hereto as Appendix A. The following table lists these statements in Amendment No. 1 and the publication sources that support them:

Page(s)	Tab	Statement	Sources/Commentary
2, 68		“... the homeland security market has grown from approximately $33 billion in 2004 to approximately $55 billion in 2006, and is expected to grow 21% annually to $140 billion by 2011.”	Source: “The Homeland Security Market: Essential Dynamics and Trends,” Civitas Group (December 8, 2006). Also available online at: http://www.civitasgroup.com/reports/20061208.pdf

Securities and Exchange Commission

September 21, 2007

Page(s)	Tab	Statement	Sources/Commentary
2, 68	1	“We have identified $20 billion in the $450 billion fiscal year 2007 DoD budget that is associated with the types of programs we can address.”

Sources: “ICx Technologies – DoD Budget and ICx Addressable Market,” Internal Company report.

See also, “National Defense Budget Estimates for FY 2007,” Department of Defense (March 2006).

Also available online at: http://www.defenselink.mil/comptroller/defbudget/fy2007/ fy2007_greenbook.pdf

2, 68		“... the $145 billion private sector...”

Sources: “USBX Year-End Security Update 2006,” USBX Advisory Services, LLC (February 28, 2007).

Also available online at: http://www.usbx.com/industries/security/Security%20-%20Q4%202006%20Year%20End%20Review.pdf

See also, “USBX Security Industry Report,” USBX Advisory Services, LLC (May 18, 2007).

Also available online at: http://www.usbx.com/experience/USBX_Security_Industry_Report_Q1_2007.pdf

2, 68	2	“Private sector organizations are expected to spend approximately $30 billion on these technologies in 2007.”	Source: Excerpts from: (1) “2006 Annual Security Industry Report,” Lehman Brothers Inc. (November 7, 2006); and (2) “USBX Year-End Security Update 2006” (see above for full document text.)

71		“The U.S. Army ranked the technology that powers these sensors as one of the ‘10 Greatest Inventions of 2003.’”	Source: See Civilian Engineers and Scientists Career Program (CP16) website. Also available online at: http://www.dacp16.net/2003ArmyGreatestinv.htm

Securities and Exchange Commission

September 21, 2007

3.	Balance the disclosure in the second paragraph to include net loss for those periods and accumulated deficit as of the latest quarter.

RESPONSE: The Company has revised the disclosure on pages 1 and 67 of Amendment No. 1 in accordance with the Staff’s comment.

Our Growth Strategy, page 4

Scale our distribution channels

4.	Explain why the identity of prior employers for some of your sales personnel is material enough to be included in the summary.

RESPONSE: The Company believes the identity of the former employers of the Company’s sales personnel illustrates the Company’s strategy of hiring senior sales personnel with experience and relationships in government and private industry related to the procurement of products in the homeland security market. The Company believes that hiring sales personnel with relevant experience in the homeland security industry is critical to the Company’s success and that the Company’s success in doing so is a competitive strength. Accordingly, the Company respectfully submits that the disclosure of the prior employers of some of the Company’s sales personnel is both material and relevant to potential investors.

Use of Proceeds, page 26

5.	Please state the approximate amount intended to be used for each principal purpose. See Reg. S-K Item 504.

RESPONSE: The Company intends to use the proceeds of the offering for general corporate purposes. The Company anticipates that these general corporate purposes may include working capital, the expansion of the Company’s sales and marketing organizations, the acceleration of the Company’s research and development efforts, the expansion of manufacturing capabilities and the purchase of capital equipment. However, the Company does not currently have specific plans for these expenditures and has not identified the portion of the offering proceeds that might be used for each type of expenditure. In addition, consistent with the Company’s past strategy, the Company may use a portion of the proceeds for the acquisition of businesses, products and technologies that complement the Company’s business. From time to time, the Company has engaged in discussions with third parties regarding potential acquisitions, and the Company may do so in the future. Nevertheless, the Company does not anticipate that it will have any definitive commitments or agreements for any acquisitions as of the consummation of this transaction.

Securities and Exchange Commission

September 21, 2007

Selected Consolidated Financial Data, page 30

6.	We see that you have provided selected financial data for the three most recent fiscal years ended December 31, 2006 and the interim period ended March 31, 2007. Item 301 of Regulation S-K requires a registrant to present selected financial data for each of the last five fiscal years or for the life of the registrant and its predecessors, if less. Please tell us how your current presentation of only three fiscal years of selected financial data complies with Item 301 of Regulation S-K and how you have concluded that no companies you acquired qualify as predecessor corporations. Alternatively, please revise the filing as necessary to provide all the selected financial data required by Item 301 of Regulation S-K.

RESPONSE: In accordance with the Staff’s comment, the Company has revised the disclosure on pages 30 and 31 of Amendment No. 1 to include the Company’s selected financial data as of and for the year ended December 31, 2003. The Company also has revised the disclosure on pages 30 and 31 of Amendment No. 1 to include selected financial data for our predecessor as of and for the year ended March 31, 2003. Such financial information is derived from the audited financial statements of Nuvonyx, Inc. and is not deemed materially different than if the Company had presented the unaudited statement of operations for the year ended December 31, 2002 and the unaudited balance sheet as of December 31, 2002.

Comparison of 2006, 2005 and 2004, page 38

Operating Loss Excluding Goodwill Impairment and Depreciation and Amortization, page 40

7.	We note you present your non-GAAP measure “operating loss excluding goodwill impairment and depreciation and amortization” with greater prominence than the most directly comparable GAAP measure, “operating loss”. Accordingly, please revise the filing to present the GAAP measure “operating loss” with equal or greater prominence in accordance with Item 10(e)(I)(i)(A) of Regulation S-K. Additionally, please include a discussion of operating loss in the discussion of your results of operations for the periods presented in accordance with Item 303 of Regulation S-K.

RESPONSE: In accordance with the Staff’s comment, the Company has revised the disclosure on pages 30 and 31 of Amendment No. 1 to present “operating loss” with equal or greater

Securities and Exchange Commission

September 21, 2007

prominence as the non-GAAP measure “operating loss excluding goodwill impairment and depreciation and amortization”. The Company also has revised the disclosure on page 41 of Amendment No. 1 to include a discussion of “operating loss” in the discussion of results of operations.

Business, page 65

8.	Under an appropriate caption, describe the relationships between the registrant and DPI and Wexford, the business reasons why the registrant was established by your major shareholder entities, and the past acquisitions of businesses controlled or wholly owned by your major shareholder. Explain whether the registrant intends to continue to engage in acquisitions with the DPI and Wexford entities.

RESPONSE: The Company has revised the disclosure on page 113 of Amendment No. 1 in accordance with the Staff’s comment.

Compensation Discussion and Analysis, page 94

9.	Expand the disclosure to provide a more detailed analysis on the factors the board considers in determining the amounts and types of compensation amounts. Explain the “general budgetary guidelines” that the board has established. Explain the extent of participation of your CEO with regard to compensation of other executives. Explain whether the board adopted the CEO’s recommendations.

RESPONSE: The Company has revised the disclosure on page 98 of Amendment No. 1 in accordance with the Staff’s comment.

Recent Developments, page 94

10.	Provide more detailed information with regard to the restricted stock and restricted stock units the board approved, including how it determined the amounts of the awards and which named executive officers received them.

RESPONSE: The Company has revised the disclosure on page 99 of Amendment No. 1 in accordance with the Staff’s comment.

Securities and Exchange Commission

September 21, 2007

Elements of Compensation, page 95

11.	Explain what factors the board considers in determining the executive’s “overall contribution” and how it determines “market levels.” Disclose how big of an increase the CEO received for 2007. Identify the “comparable” companies the board considered in determining the amount of the increase.

RESPONSE: The Company has revised the disclosure on page 99 of Amendment No. 1 in accordance with the Staff’s comment. As described in Amendment No. 1, the Company did not rely on a formal study of comparable companies. Rather, the Board of Directors relied on their collective experience with and general knowledge of prevailing compensation practices.

12.	Describe the “performance objectives” and “qualitative and quantitative contributions” of your named executive officers that are considered in deciding whether to grant bonuses. Describe the objectives established in your operating plan that are considered. Describe how the board decided to award cash or equity bonuses and the amounts that were awarded in 2006.

RESPONSE: The disclosure regarding “qualitative and quantitative” contributions refers to the fact that the Company’s Board of Directors evaluates performance of officers in achieving both financial and non-financial objectives in determining bonus grants. The Company has revised the disclosure on pages 99 and 100 of Amendment No. 1 to clarify the disclosure in accordance with the Staff’s comment.

13.	We note the board decides size and type of equity awards for officers “by taking into account recommendations of management.” Please expand to discuss further.

RESPONSE: The Company has revised the disclosure on page 100 of Amendment No. 1 in accordance with the Staff’s comment.

14.	Clarify whether the “equity awards” referred to under the caption “Stock Options and Equity Awards” are in addition to the equity bonuses described in the previous paragraph.

RESPONSE: The disclosure under the caption “Stock Options and Equity Awards” refers primarily to initial hire and periodic equity awards designed to align interests of officers and our shareholders as opposed to short-term performance bonuses settled by granting options or other equity awards. The Company has revised the disclosure on page 100 of Amendment No. 1 to clarify this distinction.

Securities and Exchange Commission

September 21, 2007

15.	Disclose the exercise prices for the options granted in February 2006. We note that each named executive officer has option awards in 2006, according to your summary compensation table. Explain to discuss.

RESPONSE: The Company has revised the disclosure on page 100 to state the option price for awards granted in 2006. As reported on the “Grants of Plan-Based Awards” table, the Company granted options in 2006 to Hans Kobler, Mark Mills and Daniel Manitakos, but not to other named executive officers.

16.	Please explain material differences in compensation decisions with respect to individual named executive officers. For example, we note the option awards granted to your chief executive officer as compared to the awards granted to your other named executive officers. Please provide a more detailed discussion of how and why your chief executive officer’s compensation differs from that of the other named executive officers.

RESPONSE: The Company has revised the disclosure on page 100 of Amendment No. 1 in accordance with the Staff’s comment. Differences in executive compensation reflect the determination by the Company’s Board of Directors in individual cases of appropriate compensation necessary to effectively reward, incentivize and retain key personnel.

17.	In the summary compensation table, explain how the “option awards” amounts were calculated.

RESPONSE: In accordance with the Staff’s comment, the Company has revised the disclosure on page 101 of Amendment No. 1 to include information on the calculation of “option awards” in footnote (1) to the Summary Compensation Table.

Liability Limitations and Indemnification, page 107

18.	Please revise to include the information regarding Article IX described under Item 14 at page II-2.

RESPONSE: The Company has revised the disclosure on page 111 of Amendment No. 1 in accordance with the Staff’s comment.

Securities and Exchange Commission

September 21, 2007

Certain Relationships and Related Party Transactions, page 109

19.	Explain in further detail the relationships of the affiliated entities to one another and the ownership interests of your officers and directors in those entities.

RESPONSE: The Company has revised the disclosure on page 113 of Amendment No. 1 in accordance with the Staff’s comment. The Company has disclosed the investment and voting authority of its officers and directors in the affiliated entities. However, Mr. Jacobs’ economic interest is held through stakes in various of the affiliated entities. Accordingly, the Company respectfully submits that disclosure of Mr. Jacobs’ economic interests in the affiliated entities would be confusing and not relevant to potential investors.

20.	Please disclose the percentage ownership of the affiliated entities in the various acquisitions described here. Disclose how each acquisition was valued and the valuation for each.

RESPONSE: The Company has revised the disclosure on pages 114 and 115 of Amendment No. 1 in accordance with the Staff’s comment.

21.	Please file as exhibits copies of the agreements described in this section, if required by Reg. S-K Item 601(b)(10). If you do not believe filing is required for any agreement, please the basis for your belief.

RESPONSE: The Company did not file copies of the acquisition and loan agreements listed under the caption “Acquisition Transactions and Loans” as exhibits to the Registration Statement and has not filed such agreements as exhibits to this Amendment No. 1 because the Company does not believe such agreements are required to be filed as exhibits pursuant to Reg. S-K Item 601(b)(10). The Company does not have any continuing obligations under any of the agreements listed under the caption “Acquisition Transactions and Loans” and all but two of such agreements were entered into more than two years prior to the filing of Amendment No. 1. With respect to these two agreements, the Plan of Merger and Reorganization pursuant to which the Company acquired Ion Optics, Inc. was entered into on October 7, 2005 and will have been entered into more than two years prior to the date the Company anticipates printing preliminary prospectuses, and the convertible promissory note pursuant to which the Company borrowed $3.0 million from DP1, LLC, which was entered into on March 8, 2007, was repaid in full on April 9, 2007 and is not material to the Company.

22.	Please include the information called for by Reg. S-K Item 404(b)(1), or tell us why you believe it may be omitted.

Securities and Exchange Commission

September 21, 2007

RESPONSE: The Company has revised the disclosure on page 113 of Amendment No. 1 in accordance with the Staff’s comment.

Principal Stockholders, page 112

23.	If applicable, describe registration rights of principal shareholders.

RESPONSE: The Company has revised the disclosure on page 118 of Amendment No. 1 in accordance with the Staff’s comment.

Description of Capital Stock, page 114

Preferred Stock, page 114

24.	Please specify the terms of the outstanding preferred stock conversion.

RESPONSE: The Company has revised the disclosure on page 119 of Amendment No. 1 in accordance with the Staff’s comment.

Financial Statements, page F-l

25.	Please update the financial statements in the filing to comply with the requirements of Rule 3-12 of Regulation S-X. Additionally, an updated consent for each of the accountants’ reports should also be included with any amendment to the filing.

RESPONSE: We confirm that the Company included in Amendment No. 1 unaudited financial statements as of and for the six months ended June 30, 2007 and related information. In addition, we confirm that the Company has included an updated consent for each of the accountants’ reports in Amendment No. 1, and the Company expects to include such consents for any additional amendments to the Registration Statement.

ICx Technologies, Inc. and Subsidiaries Audited Consolidated Financial Statements, page F-3

Note 1. Description of the Business and Summary of Significant Accounting Policies, page F-9

(a) General, page F-9

Securities and Exchange Commission

September 21, 2007

26.	We see that during fiscal 2005 you completed the acquisition of five companies in which your two majority shareholders held partial equity ownerships. Please tell us more about the nature and significance of Wexford’s, DPI’s and Valentis’s ownership interests in you. Also, please tell us more about your majority shareholders’ ownership in Nuvonyx, Amphitech, Ion Optics, Nomadics and DII (including percentages of equity therein) prior to their consolidation and ownership by you and the reason for the timing of your subsequent consolidations thereof. Finally, please also discuss for us chronologically, how you have accounted for each of these acquisitions and how this accounting complies with U.S. GAAP. In light of the disclosure that DPI and Valentis had ownership interests in these entities prior to your acquisitions thereof, please tell us specifically how your accounting for the referenced acquisitions complied with the common control transactions guidance of SFAS 141 or other applicable GAAP.

RESPONSE: In 2005, Wexford Capital LLC (“Wexford”), through its affiliates DP1 and Valentis, acquired ownership interests in the Company by exchanging their preferred and/or common ownership in Nuvonyx, Amphitech, Ion Optics, Nomadics and DII for our preferred and/or common stock. Additionally, Wexford, through DP1, Valentis and certain other affiliates (“Wexford Affiliates”), have also acquired ownership interests in the Company by purchasing its preferred stock for cash between 2005 and 2007. Wexford is the majority owner of Valentis and Valentis owns 100% of DP1. For purposes of its analysis and related accounting, the Company deemed DP1 and Valentis to be a single shareholder because Valentis owns 100% of DP1. At June 30, 2007, DP1 and Valentis collectively held 83.05% of the Company’s preferred stock and 39.84% of its common stock. At June 30, 2007, the Wexford Affiliates, including DP1 and Valentis, collectively held 94.84% and 39.84% of the Company’s preferred and common stock, respectively.

In January 2003, DP1 and Valentis collectively acquired a greater than 51% equity interest in Nuvonyx and, in November 2003, acquired a 100% equity interest in Amphitech. Prior to 2003, DP1 and Valentis did not have any equity ownership in Nuvonyx or Amphitech. In January 2004, DP1 and Valentis collectively acquired a greater than 51% equity interest in Ion Optics. Prior to 2004, Valentis and DP1 did not have any equity ownership in Ion Optics.

The Company relied on the common control transaction guidance provided in SFAS 141 to properly account for these transactions in accordance with GAAP.

Securities and Exchange Commission

September 21, 2007

The ownership percentages of DP1 and Valentis were combined to determine control because Valentis owns 100% of DP1 and both entities would vote their shares together. Because DP1 and Valentis control the Company, Nuvonyx, Amphitech and Ion Optics through greater than a 51% ownership, the Company consolidated the financial results of those businesses into its financial statements from the dates of the initial investments in 2003 and 2004, as applicable. In addition to their initial investments, DP1 and Valentis continued to make equity investments in Nuvonyx and Ion Optics during the periods leading up to its acquisition of these businesses in 2005. The initial investments and percentage of incremental investments in those businesses by DP1 and Valentis that began in 2003 and 2004 and continued up to the acquisition date of those entities by the Company in 2005 were accounted for at fair value in accordance with the purchase accounting rules contained in SFAS 141, and the minority interest was reflected as such in the Company’s financials. When the Company acquired 100% of those businesses in 2005, the percentage of the historical financial statements owned by DP1 and Valentis was transferred to the Company at historical cost and the minority interest that the Company acquired was recorded at fair value in accordance with purchase accounting rules contained in SFAS 141.

In 2004, DP1 and Valentis acquired a 31.75% equity interest in DII and a 27.02% equity interest in Nomadics. Prior to 2004, DP1 and Valentis did not have any equity ownership in DII or Nomadics. In July 2005, DP1 and Valentis increased their ownership of Nomadics to 40.14%. These entities qualify under the guidance for common ownership but not common control because DP1 and Valentis collectively owned less than 50% of each entity. Because DP1 and Valentis had common ownership of the Company, DII, and Nomadics, the Company began accounting for DII and Nomadics in its financial statements upon DP1 and Valentis’ initial investment in 2004 using the equity method of accounting because DP1 and Valentis held an ownership interest in those businesses that was greater than 20%, and DP1 and Valentis would have recorded their investment in DII and Nomadics using the equity method. Because DP1 and Valentis are a control shareholder of the Company and also owned a portion of DII and Nomadics when the Company acquired those businesses in 2005, the percentage of the historical financial statements owned by DP1 and Valentis was transferred to the Company at historical cost and the remaining interest that the Company purchased was recorded at fair value in accordance with purchase accounting rules contained in SFAS 141.

27.	In a related matter, provide us with support for the reason why you believe Rule 3-05 of Regulation S-X (or predecessor) financial statements for Amphitech and Ion Optics are not required to be included in the filing.

RESPONSE: As further described in our response to the Staff’s comment number 26, the Company has included in its consolidated financial statements, the financial statements of

Securities and Exchange Commission

September 21, 2007

Nuvonyx and Amphitech since January 1, 2007 and the financial statements of Ion Optics since January 16, 2004. This results in 3 years of financial statements for Nuvonyx and Amphitech and substantially 3 years of financial statement for Ion Optics.

(k) Revenue Recognition, page F-12

28.	We note that revenue related to product sales is recognized at the time product is shipped. We also see on page 12 and 80 that you sell your products utilizing distributors. Please revise the filing as necessary to discuss payment terms, rights of return, exchange, or other significant matters encountered in transactions with distributors and your accounting for such items. Please also discuss any repurchase arrangement or post shipment obligations you have with distributors or other customers. Finally, please address the nature of any installation obligations and/or customer acceptance provisions and your accounting for such matters. Refer to the applicable authoritative literature followed, including SAB 104 and SFAS 48, in your response to our comment.

RESPONSE: In accordance with the Staff’s comment, the Company has revised the disclosure on page F-12 of Amendment No. 1 to expand its disclosure pursuant to SAB 104. With respect to distributor arrangements, the Company does not have arrangements whereby distributors have payment terms that are outside the normal course of our business, rights of return, rights to exchange or other unusual or significant matters. The Company typically drop ships its products directly to end customers who purchase products through distributors. In other cases, the Company ships its products to distributors, which subsequently ship the products to end customers. In most cases, sales occur and revenue is recognized when the Company ships its products. In addition, in the case of value added resellers (“VARS”) or other system integrators, the Company ships products for incorporation into a larger product or project. The Company typically recognizes revenue when the product is shipped to the VAR or system integrator. The Company’s post-shipment obligations relate to standard warranty provisions. To the extent that installation obligations and/or customer acceptance is required, the Company defers revenue until all obligations are met and/or the Company has received documentation of customer acceptance regardless of whether the customer is a distributor, VAR, system integrator or an end user.

29.	We see that you recognize revenue for software under SOP 97-2 and SOP 98-9. We also see that for multi-year revenue license agreements, you recognize the revenue ratably over the life the arrangement due to insufficient vendor specific objective evidence of fair value. Please describe for us the types of your revenue arrangements that involve the sale, license or distribution of software. Please describe, with appropriate references to SOP 97-2 and SOP 98-9, how you account for the revenue of each of those arrangements. Specifically, please discuss how you recognize software revenue for any multiple-element arrangements and for products with embedded software.

Securities and Exchange Commission

September 21, 2007

RESPONSE: The Company’s software arrangements include (1) the license of the software product and (2) maintenance and support. Certain customers pay a fee for maintenance and support. Revenue under maintenance and support agreements for which the Company receives a fee is recognized on a straight-line basis over the life of the contract, which is typically 1 year. For certain other customers, the ongoing maintenance and support is embedded in the software license fee. For those arrangements in which maintenance and support is not separately billed, the Company has established vendor specific objective evidence of fair value (“VSOE”) for maintenance and support using our fee based maintenance and support arrangements as a benchmark. For revenue recognition, the Company first establishes and defers the portion of the license fee that pertains to maintenance and support based on VSOE. The remaining portion of the license fee is recognized as revenue when the product is shipped, installation obligations are complete and collectability from the customer is reasonably assured. This approach to calculating the deferral of revenue is in accordance with AICPA’s Statement of Position 97-2; Software Revenue Recognition (SOP 97-2) paragraphs .09 and .10.

In addition, after reviewing the initial filing, the Company believes that the disclosure may have erroneously suggested that the Company was unable to establish VSOE and that the Company recognized license revenue ratably over the agreement. Accordingly, the Company has revised the disclosure on page F-13 of Amendment No. 1 to clarify the accounting for multiple element software revenue recognition.

30.	We see on page 83 that government agencies have funded much of your research and development programs. It appears that you record these reimbursements as revenue using the percentage of completion method. Please tell us and revise the filing to disclose how you account for and present these reimbursements in your financial statement. Specifically, tell us how you comply with AICPA Audit and Accounting Guide, Audits of Federal Government Contractors or other applicable guidance.

RESPONSE: The Company earns contract research and development revenue by performing research and development primarily under contracts that the Company enters into with the U.S. government or as subcontractors to other commercial entities that contract with the U.S. government. Most of the Company’s research and development contracts are either based on the Company’s cost plus a fixed fee which is subject to a dollar cap, or are fixed price. The Company accounts for earnings under long-term contracts using the percentage-of-completion method of accounting. The AICPA Audit and Accounting Guide, Audits of Federal Government

Securities and Exchange Commission

September 21, 2007

Contractors, specifically prescribes Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (SOP 81-1). As noted in paragraph 15 of SOP 81-1, cost plus fixed fee and fixed price contracts fall within the scope of SOP 81-1. The Company uses the percentage of completion method because it has the ability to reasonably estimate the revenue, costs to complete and income earned under its contracts. Specifically, the Company uses “Alternative A” as set forth in paragraph 80 of SOP 81-1 to recognize revenue, costs and earnings under its contracts.

Under cost plus fixed fee contracts, the Company may bill and be reimbursed for costs incurred in advance of revenue recognition if the percentage of contract completeness does not coincide with costs incurred. Additionally, certain fixed price contracts provide for billings and/or payments that may not coincide with revenue recognition. To the extent that customer billings or payments are in excess of revenues, the excess is recorded as deferred revenue and contract costs in excess of expected earnings upon completion of the contract are deferred and recognized. In other circumstances, revenue is recognized under the percentage of completion method prior to costs being incurred under cost plus fixed fee contracts or prior to billings as defined in fixed price contracts. Such amounts are recorded as unbilled revenue and are expected to be collected within one year of recognition, and if contract costs incurred are below the earnings that are expected to be realized upon contract completion such costs are accrued until the costs are incurred.

Accordingly, the Company has revised the disclosure on page F-13 of Amendment No. 1 in accordance with the Staff’s comment.

Note 3. Related Party Transactions, page F-17

Acquisition of Amphitech, page F-18

31.	We see you completed the acquisition of Amphitech on July 7, 2005 through the issuance of preferred and common shares to DPI. We also see that you recorded this issuance of preferred shares as a preferred stock dividend. Please describe for us the authoritative accounting literature which supports the treatment of the issuance as a preferred stock dividend.

RESPONSE: The Wexford Affiliates acquired 100% of Amphitech in November 2003. On July 7, 2005, the Wexford Affiliates exchanged its common shares in Amphitech for common and preferred shares in the Company with no additional consideration related to the exchange. Because the Wexford Affiliates owned 100% of Amphitech and because the Company is under the common control of the Wexford Affiliates, the exchange of shares was deemed a preferred

Securities and Exchange Commission

September 21, 2007

stock dividend. Pursuant to paragraph 15 of EITF D-98, the initial carrying amount of redeemable preferred stock is required to be recorded at its fair value on the date of issue. Pursuant to paragraph 18 of EITF D-98 increases or decreases in the carrying amount should be treated as a dividend on non-redeemable stock and shall be effected by charges to retained earnings, or in the absence of retained earnings, charges against paid in capital. As such, the Company accounted for the issuance of the preferred stock by increasing preferred stock with a corresponding change to paid in capital for the estimated fair value of the stock at the date of issuance.

Note 4. Business Combinations and Related Intangibles, page F-20

32.	We note that on pages 62, F-20 and F-21 you refer to using the valuation of an independent third-party when determining fair value of your common shares. While management may elect to take full responsibility for valuing the equity instruments, if you choose to continue to refer to the expert in any capacity, please revise the filing to name the independent valuation expert and include its consent as an exhibit. Refer to Rule 436 and Item 601(b)(23) of Regulation S-K.

RESPONSE: The Company’s management takes full responsibility for valuing the equity instruments. Accordingly, the Company has removed any reference to an independent third-party for valuation purposes.

Acquisitions in 2005, page F-21

33.	We see you present the pro forma results of operations as if the 2005 acquisitions had occurred at January 1, 2004. Paragraph 54 of SFAS 141 requires disclosure of the pro forma results of operations for the period in which the acquisition occurred as though the combination had been completed at the beginning of that period, or January 1, 2005, and the results of operations for the comparable prior period as though the business combination had been completed at the beginning of that prior period, or January 1, 2004. In this regard, please revise the filing to separately present the pro forma results of acquisitions for 2005 as if the acquisitions had occurred on January 1, 2005.

RESPONSE: In accordance with the Staff’s comment, the Company has revised the disclosure on page F-24 of Amendment No. 1 to separately present the pro forma results of acquisitions for 2005 as if the acquisitions had occurred on January 1, 2005.

Securities and Exchange Commission

September 21, 2007

Goodwill, page F-26

34.	We see that you recorded a $66 million goodwill impairment charge due to certain reporting units falling below their fair value. Please revise the filing to disclose the facts and circumstances that lead to the impairment and the methods used for determining the fair value of the reporting unit as required by paragraph 47 of SFAS 142. In addition, please revise Management’s Discussion and Analysis to discuss the significant trends relating to your business units which lead to this impairment and its impact on your operations and cash flows.

RESPONSE: In accordance with the Staff’s comment, the Company has revised the disclosure on page F-26 of Amendment No. 1 to satisfy the requirements of paragraph 47 of SFAS 142. In addition, the Company has revised the disclosure on page F-26 of Amendment No. 1 to discuss significant trends related to the Company’s business units which lead to the goodwill impairment and its impact on the Company’s operations and cash flows.

ICx Technologies, Inc. and Subsidiaries Unaudited Consolidated Financial Statements, page F-39

Note 7. Discontinued Operations, page F-50

35.	We see on August 16, 2006, you completed the sale of Little Optics and received as partial consideration, a note receivable for $4.5 million which was recorded net of an allowance of $900,000. We also see that as a result of the sale, you recorded a $3.1 million gain on sale of assets. In light of the allowance recorded against the note receivable, please tell us how management determined that the recognition of a gain on sale was appropriate to record at the time of sale. Furthermore, please tell us how management has assessed the collectibility and realizable value of the note receivable and how it determined its fair market value. Please discuss whether the note receivable has subsequently been sold or collected.

RESPONSE: The Company conducted a review of the creditworthiness of the purchaser and its business plans and determined that the note receivable would be collectible when it became due. The $900,000 allowance was directly tied to the Company’s attempt to convert the note into a liquid asset in a short period of time. Accordingly, the Company engaged in active negotiations to sell the note receivable to raise cash prior to the note becoming due. Accordingly, the Company believes that recognition of a gain at the time of sale was appropriate. The Company did not subsequently sell the note, and the note is due in October 2007. The Company has an

Securities and Exchange Commission

September 21, 2007

ongoing business relationship with the purchaser, which raised a significant amount of capital in early 2007 through an initial public offering. We expect to be paid on or before the due date.

Digital Infrared Imaging, Inc. Audited Financial Statements, page F-74

Note 6. Preferred Stock, page F-83

Redemption Rights, page F-84

36.	We see that you have classified your outstanding convertible redeemable preferred stock as permanent equity. Please support the classification of these securities as permanent equity in your balance sheet. Tell us how EITF D-98 and ASR 268 impact your conclusions. Revise the filing as necessary based on our comments. In this regard, please also provide us a similar analysis for the following preferred stock issuances:

•	Griffin Analytical Technologies, Inc., page F-182 and F-194

•	Sensor Technologies & Systems, Inc., page F-357 and F-375

We may have further comments after reviewing your response and revisions.

RESPONSE: In accordance with the Staff’s comment, the Company has revised the disclosure in the financial statements of Digital Infrared Imaging, Inc. (“DII”) beginning on pages F-76 and F-90 of Amendment No. 1 and of Sensor Technologies & Systems, Inc. (“Sensor”) beginning on pages F-356 and F-375 of Amendment No. 1 to classify the preferred stock outside of permanent equity in accordance with EITF D-98 and ASR 268 in the respective financial statements of DII and Sensor. The preferred stock of Griffin Analytical Technologies (“Griffin”) does not contain a redemption feature which would subject the stock to the provisions of EITF Topic D-98, and as such we respectfully submit that the preferred stock of Griffin is appropriately reflected in permanent equity.

Target Systemelectronic GmbH, Audited Financial Statements, page F-250

37.	We see that you have not presented a statement of shareholder’s equity for the fiscal year ended March 31, 2005 and for the period from April 1, 2005 to November 14, 2005. Please revise the filing to present the statement of shareholder’s equity for these periods or tell us how your current presentation complies with Item 3-05 of Regulation S-X and Item 17 of Form 20-F.

Securities and Exchange Commission

September 21, 2007

RESPONSE: In accordance with the Staff’s comment, the Company has revised the disclosure on pages F-262 and F-274 of Amendment No. 1 to present the applicable statement of shareholder’s equity.

Report of Independent Certified Public Accountants, page F-260

38.	We see that the audit report presented on page F-260 appears to be a manually unsigned exact replication of the audit report as presented on page F-251. Please tell us why this report is included in the filing.

RESPONSE: We have removed the audit report previously presented on page F-260 of the initial filing.

Profit and Loss Account 2004/2005, page F-267

39.	We see that you have presented your operating results for the interim period of April 1, 2005 to November 14, 2005. However, you have not presented corresponding interim period operating results for the preceding fiscal period in accordance with Rule 3-02 of Regulation S-X. Please revise the filing to present the corresponding period of the preceding fiscal year or tell us why your current presentation is appropriate.

RESPONSE: In order to meet the acquired business financial requirements for Target Systemelectronic GmbH, the Company used a combination of pre-acquisition financials that covered a 19.5 month period and post acquisition financials that covered a 13.5 month period. Because the Company has an audited interim period up to the acquisition date, the Company believes that corresponding interim period operating results for the preceding interim period are not required.

Securities and Exchange Commission

September 21, 2007

360 Surveillance Inc. Audited Financial Statements, page F-277

Statement of Cash Flows, page F-282

40.	We see that you are using the indirect method of presentation for your statement of cash flows. Please tell us how your current presentation complies with paragraph 28 of SFAS 95 which requires that the indirect method begin with adjusting net income. Consider the need to revise the statement of cash flows to comply with SFAS 95. Please also apply this comment to the interim period financial statements presented on page F-289 and provide us a similar analysis for the following statement of cash flow presentations:

•	PBA Engineering Ltd., page F-297

•	Chilkoot Design Ltd., page F-313

•	Davidson Technologies Ltd., page F-329 and F-336

We may have further comments after reviewing your response and revisions.

RESPONSE: In accordance with the Staff’s comment, the Company has modified the statements of cash flows for the following entities to comply with paragraph 28 of SFAS 95 for both the years ended December 31, 2004 and 2003, and for the interim periods ended September 30, 2005 and 2004:

•	360 Surveillance Inc., pages F-283 and F-290 of Amendment No. 1

•	PBA Engineering Ltd., pages F-298 and F-306 of Amendment No. 1

•	Davidson Technologies Ltd., pages F-330 and F-337 of Amendment No. 1

•	Peter Boudreau & Associates Ltd., pages F-345 and F-353 of Amendment No. 1

•	Chilkoot Design Ltd., pages F-314 and F-322 of Amendment No. 1

41.	In this regard, please tell us how you have accounted for the effect of exchange rate changes within the statements of cash flows. We note that paragraph 25 of SFAS 95 requires the effect of exchange rate changes on cash balances to be reported as a separate part of the reconciliation. Please also apply this comment to the interim period financial statements presented on page F-289 and provide us a similar analysis for the following statement of cash flow presentations:

•	PBA Engineering Ltd., page F-297

•	Chilkoot Design Ltd., page F-313

Securities and Exchange Commission

September 21, 2007

•	Davidson Technologies Ltd., page F-329 and F-336

We may have further comments after reviewing your response and revisions.

RESPONSE: In accordance with the Staff’s comment, the Company has modified the statements of cash flows for the following entities to comply with paragraph 25 of SFAS 95 for both the years ended December 31, 2004 and 2003, and for the interim periods ended September 30, 2005 and 2004:

•	360 Surveillance Inc., pages F-283 and F-290 of Amendment No. 1

•	PBA Engineering Ltd., pages F-298 and F-306 of Amendment No. 1

•	Davidson Technologies Ltd, pages F-330 and F-337 of Amendment No. 1

•	Peter Boudreau & Associates Ltd., pages F-345 and F-353 of Amendment No. 1

•	Chilkoot Design Ltd., pages F-314 and F-322 of Amendment No. 1

To account for the effect of exchange rate changes, the Company calculated the change in balance sheet accounts in local currency (Canadian dollars) and applied the applicable year end or nine month average Canadian to U.S. dollar exchange rate to the changes. The net effect is included in the revised statements of cash flows as the effect of exchange rate differences on cash presented above the net change in cash.

Chilkoot Design, Ltd. Audited Financial Statements, page F-308

Balance Sheet, page F-310

42.	We note you account for your investments in PBA Engineering and 360 Surveillance using the equity method of accounting and these investments represent a majority of your consolidated total assets. Please tell us and reconcile for us how you are recording and adjusting the carrying value of the equity investee to reflect your appropriate ownership interest in the share of earnings in accordance with paragraph 19 of APB 18. Please provide us a similar analysis for the following statement of equity method investee presentations:

•	Davidson Technologies Ltd., page F-326 and F-334

•	Peter Bourxdreau & Associates Ltd., page F-341

We may have further comments after reviewing your response and revisions.

Securities and Exchange Commission

September 21, 2007

RESPONSE: The carrying values of the equity investments are increased for the investor’s share of income in the investee before management fee expense charged by the investor companies and are decreased for management fees paid to the investor companies. In accordance with the Staff’s comment, the Company has provided reconciliations of the investment accounts attached hereto as Appendix B.

Item 17 – Undertakings, page II-8

43.	Please provide the undertaking required by Reg. S-K Item 512(f).

RESPONSE: In response to the Staff’s comment, the Company has modified the text of the first paragraph of Item 17 to more closely resemble the undertaking required by Reg. S-K Item 512(f).

We trust that you will find the foregoing responsive to the comments of the Staff. Please direct any questions or comments regarding this filing to the undersigned or Michael Danaher of this office at (650) 493-9300.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Jon Layman
Jon Layman

Cc:	Hans C. Kobler

Deborah D. Mosier

Daniel T. Mongan

ICx Technologies, Inc.

Jeffrey Pranaitis

Lehman Brothers

Michael J. Danaher, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

Kirk A. Davenport

Ian Schuman

Latham & Watkins LLP

Thomas Knight

Grant Thornton LLP